UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                            ARVIDA/JMB PARTNERS, L.P.
                                (Name of Issuer)

          Limited Partnership Interests and Assignee Interests Therein
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

                               John P. Saldarelli
                         Raleigh Capital Associates L.P.
                             100 South Bedford Road
                           Mount Kisco, New York 10549
                                 (914) 242-7700

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 12, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box //.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 11 TO SCHEDULE 13D

                  This Amendment No. 11 amends certain information contained in the final amendment to Schedule 14D-1 (the "Final Amendment") filed by Raleigh Capital Associates L.P. ("Raleigh Capital"), Raleigh GP Corp. ("Raleigh GP"), Rockland Partners, Inc. ("Rockland Inc.") and Zephyr Partners ("Zephyr") on August 6, 1996, which constituted the initial filing on Schedule 13D under
Section 13(d) of the Act, and Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 to Schedule 13D filed by such entities ("Amendment Nos. 1, 2, 3, 4, 5, 6, 7,
8, 9 and 10"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Final Amendment and Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10.

                  This Statement hereby amends the items identified below, or the particular paragraphs of such items which are identified below.

Item 4.  Purpose of Transaction

                  Item 4(a) is hereby amended to add the following:

                  Registrants intend to commence, shortly, a tender offer for additional Units of Issuer. The tender offer, when commenced, would be for all Units tendered, provided, among other things, that Registrants were tendered a minimum of 24% of the outstanding Units and that Registrants were satisfied that the Units tendered could be transferred to and, together with the Units already owned by Registrants, voted by them or at their discretion. Should Registrants successfully consummate any such tender offer, it is likely that Registrants would seek to remove Issuer's general partner and replace it with Raleigh or an affiliate thereof. Representatives of Registrants have had and may continue to have discussions with representatives of Issuer's general partner concerning the affairs of the Issuer and the general partner.

                  Registrants reserve the right to acquire additional units at any time and from time to time in the open market or otherwise and to dispose of units at any time and from time to time in the open market or otherwise.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  Item 6 is hereby amended to add the following:

                  On June 9, 1998, the Supreme Court of the State of Delaware issued an order in litigation captioned Arvida/JMB Partners, L.P., No. 428, 1997, affirming that all assignee holders of Units have voting rights with respect to questions such as removal of the general partner.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statements is true, complete and correct.

Dated:   June 12, 1998

                                  RALEIGH CAPITAL ASSOCIATES L.P.

                                  By: Zephyr Partners,
                                      General Partner

                                      By: GP Aeolus, Inc.,
                                          General Partner

                                          By: /s/ Edward Mattner
                                              Name:  Edward Mattner
                                              Title: Vice President

                                      By: AREHGP, Inc.,
                                          General Partner

                                          By: /s/ John Saldarelli
                                              Name:  John Saldarelli
                                              Title: President



                                   ZEPHYR PARTNERS

                                   By: GP Aeolus, Inc.,
                                       General Partner

                                       By: /s/ Edward Mattner
                                           Name:  Edward Mattner
                                           Title: Vice President

                                   By: AREHGP, Inc.,
                                       General Partner

                                       By: /s/ John Saldarelli
                                           Name:  John Saldarelli
                                           Title: President






              [Signature Page for Amendment No. 11 to Schedule 13D
                          re ARVIDA/JMB PARTNERS, L.P.]

                                   GP AEOLUS, INC.

                                   By: /s/ Edward Mattner
                                       Name:  Edward Mattner
                                       Title: Vice President



                                   AREHGP, INC.

                                   By: /s/ John Saldarelli
                                       Name:  John Saldarelli
                                       Title: President



                              AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP

                              By: American Property Investors, Inc.
                                  General Partner

                                  By: /s/ John Saldarelli
                                      Name:  John Saldarelli
                                      Title: Vice President



                               AMERICAN PROPERTY INVESTORS, INC.

                               By: /s/ John Saldarelli
                                   Name:  John Saldarelli
                                   Title: Vice President




                                   /s/ Carl C. Icahn
                                       CARL C. ICAHN








              [Signature Page for Amendment No. 11 to Schedule 13D
                          re ARVIDA/JMB PARTNERS, L.P.]